Exhibit 99.5
Eastern Company
Unaudited Pro Forma Condensed Combined Financial Statements

Overview

On August 30, 2019, the Company acquired 100% of the outstanding shares of Big 3 Precision for an adjusted purchase price of $81.2 million.  Among the primary reasons why the Company entered into the acquisition with Big 3 Precision, and the factors that contributed to a purchase price resulting in the recognition of goodwill, were Big 3 Precision’s history of operating margins and profitability, cash flow, and sales growth over the past 5 years.  Big 3 Precision Products and Big 3 Precision Mold Services, Big 3 Precision serves diverse markets including truck, automotive, plastic packaging products, packaged consumer goods and pharmaceuticals.  In particular, Big 3 Products works with leading manufacturers to design and produce custom returnable packaging to integrate with their assembly processes.  Big 3 Mold is a global leader in the design and manufacture of blow mold tools.  The acquisition was financed with a combination of $2.1 million of cash on hand and a $100.0 million credit agreement with Santander Bank, N.A., for itself, People’s United Bank, N.A. and TD Bank, N.A. as lenders that included a $20 million revolving credit line with lenders through a credit the Credit Agreement. In connection with the Credit Agreement, the Company also used its cash to repay the remaining balance (approximately $19.1 million) of its then outstanding term loan with People’s United Bank, N.A.

Through its two divisions, Big 3 Products and Big 3 Mold, Big 3 Precision serves diverse markets including truck, automotive, plastic packaging products, packaged consumer goods and pharmaceuticals.  Big 3 Products works with leading manufacturers to design and produce custom returnable packaging to integrate with their assembly processes.  Big 3 Mold is a global leader in the design and manufacture of blow mold tools.

The unaudited pro forma condensed combined balance sheet (“Pro forma Balance Sheet”) as of December 31, 2018 is presented as if the acquisition had occurred on January 1, 2018 and is based upon the audited consolidated balance sheets of the Company (as filed with the SEC in its Annual Report on Form 10-K for the period ended December 29, 2018) and the audited consolidated balance sheets of Big 3 Precision as of December 31, 2018.

The unaudited pro forma condensed combined statements of operations for the 12 months ended December 31, 2018 are presented as if the acquisition had occurred on January 1, 2018 and are based upon the audited consolidated statements of operations of the Company for the 12 months ended December 29, 2018 (as filed with the SEC in its Annual Report on Form 10-K for the period ended December 29, 2018) and the audited statements of operations of Big 3 Precision for the 12 months ended December 31, 2018.

The unaudited pro forma condensed combined statements of operations for the 6 months ended June 30, 2019 are presented as if the acquisition had occurred on January 1, 2018 and are based upon the audited consolidated statements of operations of the Company for the 6 months ended June 29, 2019 (as filed with the SEC in its 10-Q for the period ended June 29, 2019) and the unaudited statements of operations of Big 3 Precision for the 6 months ended June 30, 2019.

The financial statements of the Company and Big 3 Precision have been adjusted in the pro forma condensed combined financial statements to give effect to events that are directly attributable to the acquisition, are factually supportable and expected to have a continuing impact on the combined company. The unaudited pro forma condensed combined financial statements have been presented for informational purposes only. The pro forma condensed combined financial statements are not necessarily indicative of what the combined company’s financial position or results of operations actually would have been had the acquisition been completed as of the dates indicated. In addition, the pro forma condensed combined financial statements do not purport to project the future financial position or operating results of the combined company. The actual results reported by the combined company in the periods following the acquisition may differ significantly from those reflected in these unaudited pro forma combined statements. There were no transactions between the Company and Big 3 Precision as of and for the periods presented in the pro forma condensed combined financial statements that would need to be eliminated.

The Company accounted for the Acquisition of Big 3 Precision as a business combination using the acquisition method of accounting as prescribed in Accounting Standards Codification 805, Business Combination (“ASC805”) and ASC 820 – Fair Value Measurements Disclosures (“ASC820”).  Assumptions and estimates underlying the pro forma adjustments are described in the accompanying notes and should be read in conjunction with the pro forma condensed combined financial statements.

The determination and preliminary allocation of the purchase consideration used in the unaudited pro forma combined financial statements are based upon preliminary estimates which are subject to change during the measurement period up to one year from the acquisition date.
The pro forma financial statements do not reflect any operating efficiencies or cost savings that the combined company may achieve as a result of the Acquisition.

The Eastern Company
Unaudited Pro Forma Condensed Combined Balance Sheet
As of December 31, 2018
	The Eastern		Pro Forma
	Company	Big 3 Precision	Adjustments		Pro Forma
	Historical	Historical	(Note 4)		Combined
Assets
Current Assets
Cash and cash equivalents	$13,925,765	$1,142,902	$(1,878,194)	g	$13,190,473
Accounts receivables	30,285,316	11,717,067			42,002,383
Inventories	52,773,209	4,436,109	(509,167)	a	56,700,151
Prepaid expenses and other assets	3,071,888	308,812			3,380,700
Refundable Income Taxes	1,133,847				1,133,847
Total current assets	101,190,025	17,604,890	(2,387,361)		116,407,554

Property, Plant and Equipment, net	29,853,377	12,804,089	(149,326)	f	42,508,140
Goodwill	34,840,376	10,142,205	33,188,083	c	78,170,664
Trademarks	3,686,063	853,097	683,760	b	5,222,920
Other intangible assets, net	10,281,720	3,122,384	13,893,791	b	27,297,895
Other assets		43,500			43,500
Deferred income taxes	1,396,006				1,396,006
Total Assets	$181,247,567	$44,570,165	$45,228,948		$271,046,680

Liabilities and Stockholders' Equity
Current Liabilities:
Accounts payable	$18,497,626	$4,039,957			$22,537,583
Accrued compensation	4,159,808				4,159,808
Other accrued expenses	3,095,666	1,104,746			4,200,412
Deferred revenue		1,358,565			1,358,565
Contingent liability	2,070,000				2,070,000
Current portion of long-term debt	2,325,000	7,829,152	(5,154,152)	d	5,000,000
Total current liabilities	30,148,100	14,332,420	(5,154,152)		39,326,368

Other long-term liabilities	353,856				353,856
Deferred Income Taxes	1,516,012	2,525,015	4,589,717	h	8,630,744
Long-term debt	26,350,000	12,883,571	55,766,429	d	95,000,000
Accrued other postretirement benefits	648,635				648,635
Accrued pension cost	25,362,325				25,362,325

Stockholders' Equity
Common Stock	29,994,890				29,994,890
Treasury Stock	(20,169,098)				(20,169,098)
Retained earnings	109,671,362	14,829,159	(9,973,046)	e	114,527,475

OCI
Foreign currency translation	(2,106,329)				(2,106,329)
Unrealized Gain on interest rate swap net of tax	166,444				166,444
Unrecognized net pension and other
postretirement benefits	(20,688,630)				(20,688,630)
Accumulated other comprehensive loss	(22,628,515)	-	-		(22,628,515)

Total Liabilities and Stockholder' Equity	$181,247,567	$44,570,165	$45,228,948		$271,046,680

The Eastern Company
Unaudited Pro Forma Statement of Operations	The Eastern		Pro Forma
For the year ended December 31, 2018	Company	Big 3 Precision	Adjustments		Pro Forma
	Historical	Historical	(Note 5)		Combined
Net sales	$234,275,463	$69,351,742	-		$303,627,205

Cost of products sold	(175,550,418)	(54,410,947)	$136,382	i	(229,824,983)

Gross margin	58,725,045	14,940,795	136,382		73,802,222

Product development expense	(6,950,969)	-	-		(6,950,969)
Selling and administrative expenses	(33,914,735)	(6,072,779)	(312,435)	j,n	(40,229,949)

Operating profits	17,859,341	8,868,016	(176,054)		26,551,303

Interest expense	(1,202,272)	(1,678,347)	(644,381)	k,l	(3,525,000)
Other Income	933,260	(183,255)	-		750,005
Income before income taxes	17,590,329	7,006,414	(820,435)		23,776,308

Income taxes	3,084,392	609,983	719,083	m	4,414,258
Net Income	$14,505,937	$6,396,431	$(1,540,318)		$19,362,050

Earnings per share:
Basic	$2.32	n/a			$3.09
Diluted	$2.31	n/a			$3.09

The Eastern Company
Unaudited Pro Forma Statement of Operations	The Eastern		Pro Forma
For the 6 Months ended June 30, 2019	Company	Big 3 Precision	Adjustments		Pro Forma
	Historical	Historical	(Note 6)		Combined
Net sales	$122,323,077	$36,393,999	-		$158,717,076

Cost of products sold	(93,504,144)	(27,315,383)	$99,215	o	(120,720,312)

Gross margin	28,818,933	9,078,616	99,215		37,996,764

Product development expense	(4,414,579)	-	-		(4,414,579)
Selling and administrative expenses	(16,474,766)	(3,004,936)	46,584	p,t	(19,433,118)
Restructuring Costs	(2,635,987)	-	-		(2,635,987)

Operating profits	5,293,601	6,073,680	145,799		11,513,080

Interest expense	(554,158)	(712,505)	(495,837)	q,r	(1,762,500)
Other Income	600,748	-	-		600,748
Income before income taxes	5,340,191	5,361,175	(350,038)		10,351,328

Income taxes	1,239,458	1,566,200	(215,253)	s	2,590,405
Net Income	$4,100,733	$3,794,975	$(134,785)		$7,760,923

Earnings per share:
Basic	$0.66	n/a			$1.25
Diluted	$0.65	n/a			$1.24

Note 1 – The Transaction
On August 30, 2019, the Company acquired 100% of the outstanding shares of Big 3 Precision for an adjusted purchase price of $81.2 million.  Among the primary reasons why the Company entered into the acquisition with Big 3 Precision, and the factors that contributed to a purchase price resulting in the recognition of goodwill, were Big 3 Precision’s history of operating margins and profitability, cash flow, and sales growth over the past 5 years.  Among the primary reasons why the Company entered into the Big 3 Precision acquisition and the factors that contributed to a purchase price resulting in the recognition of goodwill were Big 3 Precision’s history of operating margins and profitability, cash flow, and sales growth over the past 5 years.   Big 3 Precision Products and Big 3 Precision Mold Services, Big 3 Precision serves diverse markets including truck, automotive, plastic packaging products, packaged consumer goods and pharmaceuticals.  In particular, Big 3 Products works with leading manufacturers to design and produce custom returnable packaging to integrate with their assembly processes.  Big 3 Mold is a global leader in the design and manufacture of blow mold tools.  The acquisition was financed with a combination of $2.1 million of cash on hand and a $100.0 million credit agreement with Santander Bank, N.A., for itself, People’s United Bank, N.A. and TD Bank, N.A. as lenders that included a $20 million revolving credit line with lenders through a credit the Credit Agreement. In connection with the Credit Agreement, the Company also used its cash to repay the remaining balance (approximately $19.1 million) of its then outstanding term loan with People’s United Bank, N.A.

Through its two divisions, Big 3 Products and Big 3 Mold, Big 3 Precision serves diverse markets including truck, automotive, plastic packaging products, packaged consumer goods and pharmaceuticals.  Big 3 Products works with leading manufacturers to design and produce custom returnable packaging to integrate with their assembly processes.  Big 3 Mold is a global leader in the design and manufacture of blow mold tools.

Note 2 – Basis of Presentation
The unaudited pro forma condensed combined financial statements were prepared using the acquisition method of accounting in accordance with generally accepted accounting principles in the United States (GAAP) and were derived based on the financial statements of the Company and Big 3 Precision and adjusted to give effect to pro forma events that are (i) directly attributable to the acquisition; (ii) factually supportable; and (iii) with respect to the statements of operations, expected to have a continuing impact on the combined company's results. Adjustments are described in the accompanying notes to the unaudited pro forma condensed combined financial statements which include assumptions utilized, reclassification adjustments to conform to GAAP and changes in Big 3 Precision accounting policy to conform to that of the Company. There were no transactions between the Company and Big 3 Precision as of and for the periods presented in the pro forma condensed combined financial statements that would need to be eliminated.
The unaudited pro forma condensed combined balance sheet (“Pro forma Balance Sheet”) as of December 31, 2018 is presented as if the acquisition had occurred on January 1, 2018 and is based upon the audited consolidated balance sheets of the Company (as filed with the SEC in its Annual Report on Form 10-K for the period ended December 31, 2018) and the audited consolidated balance sheets of Big 3 Precision as of December 31, 2018.

The unaudited pro forma condensed combined statements of operations for the 12 months ended December 31, 2018 are presented as if the acquisition had occurred on January 1, 2018 and are based upon the audited consolidated statements of operations of the Company for the 12 months ended December 31, 2018 (as filed with the SEC in its Annual Report on Form 10-K for the period ended December 31, 2018) and the audited consolidated statements of operations of Big 3 Precision for the 12 months ended December 31, 2018.

The unaudited pro forma condensed combined statements of operations for the 6 months ended June 30, 2019 are presented as if the acquisition had occurred on January 1, 2018 and are based upon the audited consolidated statements of operations of the Company for the 6 months ended June 29, 2019 (as filed with the SEC in its 10-Q for the period ended June 29, 2019) and the unaudited statements of operations of Big 3 Precision for the 6 months ended June 30, 2019.

Under the acquisition method of accounting, the Company measures and recognizes separately from goodwill the fair value as of August 30, 2019 of all identifiable assets acquired and liabilities assumed as part of the acquisition. For purposes of measuring the fair value of the assets acquired and liabilities assumed, the Company has applied the accounting guidance for fair value measurements in accordance with GAAP. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurements utilize estimates based on key assumptions, including historical and current market data. The preliminary allocation of the purchase price as detailed in Note 3, ("Purchase Price Allocation") in these unaudited pro forma condensed combined financial statements is based upon the fair values of the assets acquired and liabilities assumed. The purchase price allocation as of the August 30, 2019 acquisition date and the resulting effect on income from operations and the Company’s balance sheet are included in the Company’s Quarterly Report on Form 10-Q for the third quarter ended September 28, 2019. Management believes that the assumptions provide a reasonable basis for presenting all of the significant effects of the Acquisition and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial statements.

Estimated transaction costs have been excluded from the unaudited pro forma condensed combined statement of operations as they reflect non-recurring charges directly related to the acquisition. However, the transaction costs are reflected in the Pro Forma Balance Sheet as an increase to other current liabilities and a decrease to retained earnings.
The unaudited pro forma condensed combined financial statements do not reflect any revenue enhancements or cost savings (or associated costs to achieve such savings) from operating efficiencies, synergies or other restructuring that could result from the acquisition.
The unaudited pro forma condensed combined financial statements are presented for informational purposes only and are not intended to reflect the results of operations or the financial position of the combined company that would have resulted had the acquisition been effective as of and for the periods presented or the results that may be obtained by the combined company in the future.

Note 3 – Purchase Price Allocation
The total purchase price for Big 3 Precision was allocated to the net tangible and intangible assets based upon their fair values as set forth below. The excess of the purchase price over the net tangible and intangible assets was recorded as goodwill. The purchase price was allocated based upon estimates and assumptions of the fair values of assets acquired and liabilities assumed.
The following is the fair value estimate of the assets acquired and the liabilities assumed by the Company in the completed acquisition of Big 3 Precision on August 30, 2019:

Accounts receivable	$13,649,937
Inventory	$3,240,382
Prepaid and other assets	$32,268
Property, plant and equipment	$13,770,170
Other Noncurrent Assets	$1,337,337
Goodwill	$44,096,980
Other intangible assets	$21,054,000
Current liabilities	$(4,910,384)
Deferred Income	$(1,585,709)
Income Tax Payable	$(2,039,117)
Note Payable	$(375,379)
Deferred tax liabilities	$(7,114,732)
Total purchase price allocation	$81,155,753

Identifiable intangible assets: The estimated fair value of the identifiable intangible assets and the average estimated useful lives (in years) are as follows:

	Estimated Fair Value	Estimated Useful Life
Non-Compete	$12,000	1
Customer relationships	$19,249,000	8-10
Trade names	$1,793,000	7
Total	$21,054,000

Goodwill: Goodwill is calculated as the difference between the acquisition date fair value of the consideration transferred and the fair values assigned to the assets acquired and liabilities assumed. Goodwill is not amortized and is not tax deductible.

Note 4 – Pro forma adjustments to the Unaudited Pro Forma Condensed Combined Balance Sheet
The following pro forma adjustments were applied to the unaudited balance sheets of the Company and Big 3 Precision at December 31, 2018 to arrive at the unaudited pro forma condensed combined balance sheet:
(a)	To record the fair value of the inventory acquired in the acquisition as disclosed in Note 3.	$ (509,167)
(b)
To eliminate Big 3 Precision identifiable intangible assets of $3,975,481 and to record the fair value of identifiable intangible assets for the acquisition as disclosed in Note 3 of $21,054,000. Fair value identifiable intangible assets are based on estimates as discussed in Note 3. To record the effect of the new amortization method calculated on intangible assets of $2,500,968.
		$ 14,577,551
(c)	To eliminate Big 3 Precision goodwill balance of $10,142,205 and to record goodwill for the acquisition as disclosed in Note 3 of $44,096,980.	$33,188,083
(d)	To record borrowings from the new credit facility to complete the acquisition for approximately $81,000,000 and to refinance existing debt of approximately $19,000,000 and to eliminate short term debt of the Company and Big 3 Precision settled prior to the acquisition of $10,154,152 and long term debt of $39,233,571and to record the new credit facility short term debt of $5,000,000 and long term debt of $95,000,000.	$50,612,277
(e)	To eliminate equity accounts of Big 3 Precision of $14,829,159 and record net adjusted earnings of $4,856,113.	$ (9,973,046)
(f)
To record an adjustment to property, plant and equipment acquired in the acquisition to report at fair value as disclosed in Note 3 of $966,081. To record the net effect of the depreciation calculated on the tangible assets of $1,115,407.
		$ (149,326)
(g)
To reflect the Company’s cash payment as part of the acquisition of $2,046,032, change in interest payment of $644,381, working capital and cash reimbursement of $169,102, elimination of Big 3 Precision transaction expenses net of tax of $281,722, Eastern transaction expenses net of tax of $306,414, elimination of Big 3 Precision Management Fees net of tax of $502,337 and to record the tax benefit on depreciation and amortization expenses and interest expense of $465,229 and adjustment for tax rate of $1,113,595.
		$ (1,878,194)
(h)
To record the deferred tax liabilities of $7,114,732 related to the fair value adjustments recorded for the assets acquired and liabilities assumed, excluding goodwill, as disclosed in Note 3 and eliminate Big 3 Precision’s deferred tax liability of $2,525,015.
		$ 4,589,716

Note 5 – Pro Forma Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for the 12 Months ended December 31, 2018
The following pro forma adjustments, were applied to the statements of operations for the Company and Big 3 Precision for the 12 months ended December 31, 2018:
(i)
To record depreciation expense resulting from increased basis of property, plant and equipment acquired and depreciated using straight line basis over the estimated remaining useful life of $1,115,407 as discussed in Note 3. Reverse prior depreciation calculated of $1,251,789.
$ 136,382

(j)
To record additional amortization of intangible assets of $2,500,968. The amortization of trade names, customer relationships and patents has been calculated based on their respective fair values and amortized over the estimated life as discussed in Note 3. Reverse prior depreciation calculated of $906,175.
$ (1,594,793)
(k)	To eliminate Big 3 Precision interest expense on debt settled prior to acquisition.	$ 1,678,347
(l)	To record interest expense on $100,000,000 in borrowings to complete the acquisition, which bear interest at the current LIBOR rate plus a spread of 1.25% to 2.25%.	$ (2,322,728)
(m)	Provision for income taxes associated with pro forma entries is based on the Company’s estimated statutory tax rates.	$ 719,883
(n)
To eliminate the Company’s transaction expenses associated with the acquisition of $406,384, Big 3 Precision’s transaction expenses associated with the acquisition and management fees of $373,636 and $666,230.
$ 1,282,357

Note 6 – Pro Forma Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Operations for the 6 Months ended June 30, 2019
The following pro forma adjustments, were applied to the statements of operations for the Company and Big 3 Precision for the 6 months ended June 30, 2019:
(o)
To record depreciation expense resulting from increased basis of property, plant and equipment acquired and depreciated using straight line basis over the estimated remaining useful life of $557,704 as discussed in Note 3. Reverse prior depreciation calculated of $656,919.
$ 99,215
(p)
To record additional amortization of intangible assets of $1,122,413. The amortization of trade names, customer relationships and patents has been calculated based on their respective fair values and amortized over the estimated life as discussed in Note 3. Reverse prior depreciation calculated of $406,350.
$ (715,891)
(q)	To eliminate Big 3 Precision interest expense on debt settled prior to Acquisition.	$ 712,505
(r)	To record interest expense on $100,000,000 in borrowings to complete the Acquisition, which bear interest at the current LIBOR rate plus a spread of 1.25% to 2.25%.	$ (1,208,342)
(s)	To record tax benefit. Provision for income taxes associated with pro forma entries is based on the Company’s estimated statutory tax rates.	$ (215,253)
(t)
To eliminate the Company’s transaction expenses associated with the acquisition of $409,915, Big 3 Precision’s transaction expenses associated with the acquisition and management fees of $13,317 and $237,500.
$ 669,307